

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

John Sperzel
President, Chief Executive Officer and Chairman of the Board
T2 Biosystems, Inc.
101 Hartwell Avenue
Lexington, MA 02421

> **Re: T2 Biosystems, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 24, 2023**
> **File No. 333-274182**

Dear John Sperzel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Evan Smith, Esq.